Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Subject Company’s Commission File Number: 001-36039

Date: November 7, 2017

Company Overview November 2017 RhythmOne plc

FORWARD-LOOKING STATEMENTS This announcement contains (or may contain) certain forward-looking statements with respect to certain of RhythmOne’s plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. RhythmOne cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding RhythmOne's future financial position, income growth, impairment charges, business strategy, projected levels of growth in its markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations of RhythmOne and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond RhythmOne's control. As a result, RhythmOne's actual future results may differ materially from the plans, goals, and expectations set forth in RhythmOne's forward-looking statements. Any forward-looking statements made herein by or on behalf of RhythmOne speak only as of the date they are made. Except as required by the FCA, AIM or applicable law, RhythmOne expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in RhythmOne expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Neither the content of the Company’s website (or any other website) nor the content of any website accessible from hyperlinks on the Company’s website (or any other website) is incorporated into, or forms part of, this announcement. COPYRIGHT STATEMENT © 2017 RhythmOne, LLC. All rights reserved. All materials contained herein are the property of RhythmOne, LLC. and may only be used, copied or distributed with the express written permission of RhythmOne, LLC. Other products and companies referred to herein are the trademarks or registered trademarks of their respective companies or mark holders. Safe Harbor & Copyright Statements

Additional Information and Where to Find It ADDITIONAL INFORMATION AND WHERE TO FIND IT The exchange offer for the outstanding shares of YuMe stock has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. ("Purchaser"), will file with the SEC. RhythmOne and Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or 1-650-503-7192.  Such documents are not currently available. In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov.  In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com.  Such information can also be obtained from RhythmOne using the contact information above.

Snapshot

BUSINESS RhythmOne is an online advertising platform that connects digital audiences with brands through content across devices.

HISTORY Founded 2004
IPO 2007, LSE AIM: RTHM

HEADQUARTERS Headquartered in San Francisco, CA with offices in the US, Canada UK, EU, APAC and India

EMPLOYEES 463 Staff: Sales, Marketing, Operations (175), Technology, R&D (233), G&A (55)

PRODUCTS Unified Programmatic Advertising Platform
Unique, Quality, Engaged Audiences at Scale
Demand-side platform, Data Management Platform

FINANCIALS (YE Mar 31 2017)

Revenue	Adjusted EBITDA[1]	Net Cash[2]
$175.4M $149.0M from continuing ops	$1.4M	$75.2M

SCALE[3]
474M Global Uniques across 15 markets
847B Desktop Opportunities/Month
1,251B Mobile Opportunities/Month
1,491B Display Opportunities/Month
607B Video Opportunities/Month
15B Native Opportunities/Month

GOAL: PROVIDE THE MOST EFFICIENT, EFFECTIVE PLATFORM FOR DIGITAL ADVERTISING AT SCALE; MAXIMIZE RETURN ON SPEND FOR ADVERTISERS, MONETIZATION FOR PUBLISHERS

1. Adjusted for acquisitions and exceptional expenses, share based compensation and net investment revenue
2. Net cash includes, cash, cash equivalents and and marketable securities
3. Sources: Quantcast, RhythmOne Platform

4

RHYTHMONE

Industry CONTENT BRAND DEVICE AUDIENCES CONNECT AUDIENCES AND BRANDS THROUGH DIGITAL CONTENT ACROSS DEVICES

AUDIENCES Ecosystem PUBLISHERS BRANDS AGENTS CONTENT DEVICES SUPPLY DEMAND

Market Opportunity MEDIA AD SPEND U.S. $205.1B2 WORLDWIDE $583.6B1 DIGITAL AD SPEND WORLDWIDE $227.5B1 U.S. $83.0B2 WORLDWIDE, DIGITAL ADVERTISING IS EXPECTED TO ACCOUNT FOR 39% OF TOTAL MEDIA SPENDING IN 2017 AND GROW TO $341B BY 20201. Sources: 1. eMarketer comparative estimates for September 2017. 2. eMarketer comparative estimates for August 2017.

Sector Trends US DIGITAL VIDEO AD SPEND, 2016-2020 ($B) US PROGRAMMATIC AD SPEND (2016-2019) US TOTAL AND DIGITAL AD SPEND, BY MEDIA, 2016-2021 ($B) US DIGITAL AD SPEND BY DEVICE, 2017-2021 ($B) Sources: Top-left, bottom-left – eMarketer, July 2017. Top-right – eMarketer, August 2017. Bottom-right – eMarketer, September 2017.

Product Focus GROW UNIQUE AUDIENCES FORTIFY CORE PLATFORM EXPAND DEMAND FOOTPRINT SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network UNIFIED PROGRAMMATIC PLATFORM FOR QUALITY, ENGAGED AUDIENCES, AT SCALE

Revenue Model Definitions: Volume: Total number of ad requests processed through the platform and available to monetize Fill: Proportion of ad requests actually monetized, based on filtering, targeting and availability of demand Price: Weighted average price of inventory across all ad formats flowing through the platform REVENUE PRICE FILL RATE VOLUME SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network

RhythmOne Consolidated Platform


RhythmMax
by RhythmOne
DEMAND
Direct
Network
Programmatic
SUPPLY
Owned
Controlled
Extended
PMP
Analytics
Optimization
Exchange
SSP
Rhythm
Guard
HB
S2S
SDK
DMP


BRAND
AGENCY
ATD
CMP
DSP
DMP
EXCHANGE
SSP
WEBSITES/
APPS
CONSUMER

**FORTIFIES AND EXTENDS UNIFIED PLATFORM —
RESULTING IN A FULL, END-TO-END TECHNOLOGY STACK**

CMP: Creative Management Platform
DSP: Demand-side Platform
DMP: Data Management Platform

SSP: Supply Side Platform
RhythmGuard – traffic quality filter
HB: Header Bidder

S2S: Server to Server connections (e.g., Google EB)
SDK: Software Development Kit
PMP: Private Marketplace

11

RHYTHMONE

Engaged Audiences at Scale OWNED All Media Perk Extended Preferred platform supply Controlled SDK/Tags Header Bidder Google EB RANK NETWORK/EXCHANGE UNIQUES REACH 1 Google Ad Network 200,949 91.1 2 Yahoo Audience Network 189,820 86.1 3 Conversant 174,226 79.0 4 RhythmOne 166,194 75.4 5 RadiumOne 162,089 73.5 RANKED US #4 Source for Rankings: comScore US Display Ad Ecosystem, Media Metrix, September, 2017.

Uniform Quality

Third-Party Verification Partners

grapeshot · CONFIANT · MOAT · THE MEDIA TRUST · DV DoubleVerify · whiteops

RhythmGuard


SOURCE
USER
CREATIVE
PLACEMENT
DOMAIN/IP
PRE-BID
POST-BID

Industry Associations

iab. · tag · OPEN VIDEO VIEWABILITY

Global Seller Trust Index

RANKED #1 US

RANK	SELLER NAME	FINAL SCORE	REACH SCORE	GIVT SCORE[1]	SIVT SCORE[2]	NETWORK SCORE	VIEWABILITY SCORE	MASKING SCORE
1	RhythmOne	97 A	99 A	97 A	92 B	99 A	99 A	98 A
2	Sovrn	96 A	97 A	96 A	94 B	90 A	93 A	98 A
3	OpenX	95 A	97 A	95 A	92 B	91 A	92 A	98 A
4	Switch Concepts Limited	95 A	94 A	97 A	93 B	85 B	96 A	98 A
5	Sonobi	94 A	96 A	97 A	91 B	87 A	88 A	98 A

RANKED #2 INTERNATIONAL

RANK	SELLER NAME	FINAL SCORE	REACH SCORE	GIVT SCORE[1]	SIVT SCORE[2]	NETWORK SCORE	VIEWABILITY SCORE	MASKING SCORE
1	Google AdExchange	98 A	99 A	97 A	98 A	99 A	89 A	98 A
2	RhythmOne	97 A	97 A	99 A	98 A	90 A	95 A	98 A
3	OpenX	96 A	96 A	99 A	97 A	87 A	92 A	97 A
4	PubMatic	96 A	94 A	99 A	98 A	86 A	91 A	98 A
5	Sovrn	96 A	94 A	98 A	97 A	86 A	93 A	98 A

Source: Pixalate's Global Seller Trust Index, August, 2017.

1. GIVT: General Invalid Traffic - Includes traffic identified through routine and list-based means of filtration—such as bots, spiders, other crawlers; non-browser user agent headers; and pre-fetch or browser pre-rendered traffic.
2. SIVT: Sophisticated Invalid Traffic - Includes traffic identified through advanced analytics, multipoint corroboration, human intervention—such as hijacked devices, ad tags, or creative; adware; malware; misappropriated content.

13

RHYTHMONE

Strategic Rationale: Growth Focus GROW UNIQUE AUDIENCES FORTIFY CORE PLATFORM EXPAND DEMAND FOOTPRINT CONTENT DATA Amplify Distribute Monetize First Party Second Party Third Party SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network

Perk Acquisition CONTENT DATA Amplify Distribute Monetize First Party Second Party Third Party SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network PERK BROUGHT UNIQUE SUPPLY AND STRATEGIC DEMAND RELATIONSHIPS

RadiumOne Acquisition SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network CONTENT DATA Amplify Distribute Monetize First Party Second Party Third Party RADIUMONE’S PREMIUM DEMAND AND PERFORMANCE CAPABILITIES EXPECTED TO IMPROVE INVENTORY PRICING AND FILL RATES

YuMe Announcement1 SUPPLY Owned Extended Controlled DEMAND Direct Programmatic Network CONTENT DATA Amplify Distribute Monetize First Party Second Party Third Party YUME BRINGS HIGH-VALUE VIDEO AND CTV INVENTORY; ADDS PREMIUM BRAND ADVERTISING DEMAND TO UNIFIED PLATFORM 1. Transaction with YuMe remains subject to customary closing conditions and is currently anticipated to close in the first quarter of 2018.

Strategic Rationale: Growth Vectors MARKET VALUE INVENTORY Video, CTV FILL RATE PMPs DEMAND Direct, Integrations EMEA and APAC INT’L O&O, Controlled UNIQUES

RhythmOne Revenue and EBITDA REVENUE ($M) Actual ADJUSTED EBITDA ($M) Actual

Conclusions Connect audiences and brands through content across devices Sector continues to evolve and is expected to grow to $118B/Yr1 over next 3 years Focus on programmatic engine across channels and formats Strong, well-understood growth and cost drivers Scale, scope and reach across the digital advertising supply chain Platform to lead sector consolidation 14 1. eMarketer comparative estimates, August 2017